Exhibit 99.55

Black Mammoth Metals Appoints Chris Foster as a Director and Applies for a Listing in the US

BMM: TSX-V

VANCOUVER, BC, Sept. 17, 2026 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce the appointment of Chris Foster as a Director of the Board.

Mr. Foster is a Chartered Professional Accountant (CPA, CGA) with over 20 years’ experience working with public companies in a variety of sectors. He currently provides CFO services to reporting issuers working in the mineral resource and high-tech sectors and also provides financial reporting consultancy services to numerous public companies in varying industries on Canadian Exchanges. Mr. Foster is the current Chief Financial Officer for Spark Energy Minerals Inc and DGTL Holdings Inc, former Chief Financial Officer for Perpetua Resources Corp, former Controller for the Ivanhoe Group’s Global Mining Management Corporation and Peregrine Diamonds Ltd, former Controller for Roca Mines Inc and former accountant at Canadian Forest Products Ltd.

Potential US Exchange Listing:

Black Mammoth is also pleased to report that it has applied for a listing on a U.S. stock exchange (the “Potential US Listing”). The Company is currently working through the application process; however, there can be no assurance that the application will be accepted or approved, or as to the timing of any such approval. If the Potential US Listing is approved by the applicable U.S. exchange, the commencement date of trading and trading symbol will be announced by the Company. The Company does not intend to alter its Canadian listing in connection with the Potential US Listing.

The Company does not intend to consolidate its share capital or use American Depositary Receipts (ADRs) in connection with the Potential US Listing.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in 28 core properties:

•	Mineral Mountain, Washington County, UT.
•	Antelope Gold property, White Pine County, NV.
•	305 property, Lander County, NV.
•	Cupz Gold property, Esmeralda County, NV.
•	West Reveille Silver property, Nye County, NV.
•	Tom’s Pediment Gold-Silver property, Lander County, NV.
•	Mustang Gold-Silver property, Nye County, NV.
•	Ramsey Silver property, La Paz County, AZ.
•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.

•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Qualified Person

Mark J. Abrams, CPG #11451, a Qualified Person as defined under NI 43 101, and a director of Black Mammoth, has reviewed and approved the technical content in this news release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Forward-looking statements in this news release include, without limitation, statements regarding the Potential US Listing, the completion of the applicable listing process, receipt of any required approvals, and the anticipated commencement of trading on a U.S. exchange. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results to differ materially from those contemplated by such forward-looking statements include, without limitation, the risk that the Company does not satisfy applicable listing requirements, that required approvals are not obtained, that the application is delayed or not accepted, changes in exchange requirements, and general market, regulatory, financing or business conditions. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com, Website: www.blackmammothmetals.com

CO: Black Mammoth Metals Corp

CNW 09:00e 17-SEP-26